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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------

                                  SCHEDULE TO
                                  (RULE 13e-4)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)

                               -----------------

                              CAMINUS CORPORATION
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                   CERTAIN OPTIONS TO PURCHASE COMMON STOCK,
                           PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                  133766 10 5
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                                WILLIAM P. LYONS
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              CAMINUS CORPORATION
                                825 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                              TEL: (212) 515-3600
  (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    COPY TO:

                             ANTHONY T. ILER, ESQ.
                              IRELL & MANELLA LLP
                      1800 AVENUE OF THE STARS, SUITE 900
                         LOS ANGELES, CALIFORNIA 90067
                              TEL: (310) 277-1010

                               -----------------

                           CALCULATION OF FILING FEE*

Transaction Valuation                                    Amount of Filing Fee
---------------------                                   ----------------------
       $289,423                                                 $26.63

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,589,223 shares of common stock of Caminus Corporation will be exchanged pursuant to this offer. The aggregate transaction value of such options was calculated based on the Black-Scholes option pricing model.

The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals the transaction value multiplied by $92 per million dollars of transaction value. The filing fee was previously paid with the filing of the Schedule TO with the Securities and Exchange Commission on October 28, 2002.

[ ]  Check box if any part of the fee is offset as provided by Rule 0-11
     (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:   Not applicable.   Filing Party: Not applicable.
      Form or Registration No.: Not applicable.   Date Filed:   Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third party tender offer subject to Rule 14d-1.
[x]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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                             INTRODUCTORY STATEMENT

         This Amendment No. 2 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 28, 2002, as amended by Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commission on November 12, 2002, relating to our offer to exchange certain options to purchase shares of our common stock held by eligible option holders for new options to purchase shares of our common stock upon the terms and subject to the conditions set forth in the Offer to Exchange, dated October 28, 2002. This Amendment No. 2 extends the offer period such that the offer shall expire at 5:00 p.m., Eastern Standard Time, on December 13, 2002.

ITEM 12.  EXHIBITS

         (a)(1)            Offer to Exchange, dated October 28, 2002.*

         (a)(2)            Form of Letter of Transmittal.*

         (a)(3)            Form of Letter to Eligible Option Holders Regarding
                           Offer.*

         (a)(4) E-mail communication to Caminus Corporation Employees, dated October 28, 2002.*

         (a)(5)            Form of Notice of Withdrawal of Tender.*

         (a)(6) Form of Letter to Tendering Option Holders Regarding Acceptance of Tendered Options.*

         (a)(7) Caminus Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on February 12, 2002 and incorporated herein by reference.

         (a)(8) Caminus Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 14, 2002 and incorporated herein by reference.

         (a)(9)            Supplement to Offer to Exchange, dated November 12,
                           2002.**

         (a)(10) E-mail communication to Caminus Corporation Employees, dated November 12, 2002.**

         (a)(11) E-mail communication to Caminus Corporation Employees, dated November 26, 2002.

         (b)               Not applicable.

         (d)(1) Caminus Corporation 1999 Stock Incentive Plan, Amendment No. 1 thereto, and Amendment No. 2 thereto, filed as Appendix A to the Company's Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on March 22, 2002 and incorporated herein by reference.

         (d)(2) Caminus Corporation 2001 Non-Officer Employee Stock Incentive Plan, and Amendment No. 1 thereto.*

         (g)               Not applicable.

         (h)               Not applicable.

         * Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on October 28, 2002.

         ** Previously filed as an exhibit to the Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commission on November 12, 2002.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3

         Not applicable.

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

Date:  November 26, 2002                    CAMINUS CORPORATION

                                             By:  /s/ William P. Lyons
                                                  ------------------------------
                                                  Name:  William P. Lyons
                                                  Title: President and Chief
                                                         Executive Officer

                                INDEX TO EXHIBITS

Exhibit Number             Description
--------------             -----------

         (a)(1)            Offer to Exchange, dated October 28, 2002.*

         (a)(2)            Form of Letter of Transmittal.*

         (a)(3)            Form of Letter to Eligible Option Holders Regarding
                           Offer.*

         (a)(4) E-mail communication to Caminus Corporation Employees, dated October 28, 2002.*

         (a)(5)            Form of Notice of Withdrawal of Tender.*

         (a)(6) Form of Letter to Tendering Option Holders Regarding Acceptance of Tendered Options.*

         (a)(7) Caminus Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on February 12, 2002 and incorporated herein by reference.

         (a)(8) Caminus Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 14, 2002 and incorporated herein by reference.

         (a)(9)            Supplement to Offer to Exchange, dated November 12,
                           2002.**

         (a)(10) E-mail communication to Caminus Corporation Employees, dated November 12, 2002.**

         (a)(11) E-mail communication to Caminus Corporation Employees, dated November 26, 2002.

         (b)               Not applicable.

         (d)(1) Caminus Corporation 1999 Stock Incentive Plan, Amendment No. 1 thereto, and Amendment No. 2 thereto, filed as Appendix A to the Company's Definitive
                           Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on March 22, 2002 and incorporated herein by reference.

         (d)(2) Caminus Corporation 2001 Non-Officer Employee Stock Incentive Plan, and Amendment No. 1 thereto.*

         (g)               Not applicable.

         (h)               Not applicable.

         * Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on October 28, 2002.

         ** Previously filed as an exhibit to the Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commission on November 12, 2002.


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